UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60652/September 11, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13598

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In the Matter of	:	
	:	
PACIFIC INTERNATIONAL	:	
ENTERPRISES, INC.,	:	ORDER MAKING FINDINGS AND
PARADISE HOLDINGS, INC.,	:	REVOKING REGISTRATIONS BY
PC-EPHONE, INC.,	:	DEFAULT
PHOENIX LASER SYSTEMS, INC.,	:	
PHOENIX RESOURCES	:	
TECHNOLOGIES, INC., and	:	
PILOT NETWORK SERVICES, INC.	:	

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SUMMARY

This Order revokes the registrations of the registered securities of Respondents Pacific International Enterprises, Inc., Paradise Holdings, Inc., PC-EPhone, Inc., Phoenix Laser Systems, Inc., Phoenix Resources Technologies, Inc., and Pilot Network Services, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 25, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 28, 2009.[1]

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[1] Phoenix Laser Systems, Inc., a Delaware corporation, was served with the OIP by service on its Delaware Registered Agent in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. Code § 321. Each of the other Respondents was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Pacific International Enterprises, Inc., CIK No. 855359,[2] is a permanently revoked Nevada corporation located in Los Alamitos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 1997, which reported a net loss of over $5.7 million from the company's inception on February 28, 1995. On September 7, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was converted to Chapter 7 on May 3, 2001, and the case was terminated on November 30, 2001. As of August 14, 2009, the company's stock (symbol "PCIEQ") was traded on the over-thecounter markets.

Paradise Holdings, Inc., CIK No. 920528, is a void Delaware corporation located in Sacramento, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 1998, which reported a net loss of $6.89 million for the prior twelve months. On August 21, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of California, which was converted to Chapter 7 on July 5, 2000, and the case was terminated on August 26, 2004.

PC-EPhone, Inc., CIK No. 1066651, is a permanently revoked Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of over $8.27 million for the prior three months. As of August 14, 2009, the company's stock (symbol "PCPH") was traded on the over-the-counter markets.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

Phoenix Laser Systems, Inc., CIK No. 848102, is a void Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994, which reported a net loss of over $113 million since its December 30, 1987, inception. On December 4, 1995, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on October 30, 2008. As of August 14, 2009, the company's stock (symbol "PXSY") was traded on the over-the-counter markets.

Phoenix Resources Technologies, Inc., CIK No. 808575, is a revoked Nevada corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2000, which reported a net loss of over $4.8 million for the prior nine months. As of August 14, 2009, the company's stock (symbol "PRTI") was traded on the over-the-counter markets.

Pilot Network Services, Inc., CIK No. 1063921, is a void Delaware corporation located in Alameda, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of over $24 million for the prior nine months. On May 1, 2001, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of August 14, 2009. As of August 14, 2009, the company's stock (symbol "PILTQ"") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Pacific International Enterprises, Inc., is REVOKED;

the REGISTRATION of the registered securities of Paradise Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of PC-EPhone, Inc., is REVOKED;

the REGISTRATION of the registered securities of Phoenix Laser Systems, Inc., is REVOKED;

the REGISTRATION of the registered securities of Phoenix Resources Technologies, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Pilot Network Services, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge